US FUEL CORPORATION

277 WHITE HORSE PIKE #200

ATCO, NEW JERSEY 08004

Tel:  (856) 753-1046

                                                     May 22, 2014

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall

Re:	US Fuel Corporation

Registration Statement on Form 10-12G

Filed May 1, 2014

File No. 000-31959

Dear Mr. Schwall,

This letter is provided in response to your letter dated March 13, 2014 regarding the above-referenced Registration Statement on Form 10-12G that US Fuel Corporation (the “Company”) filed on May 1, 2014 (the "Initial Form 10"). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Where applicable, new language we are including in Amendment No. 1 to the Registration Statement (the "Amendment"), which we are filing on this same date, is included in the appropriate response below and written in underlined bold; any language removed from the initial Registration Statement is shown herein with a strikethrough.

Registration Statement on Form 10-12G

General

1.	Include a glossary of technical terms, such as those we reference in our letter dated March 13, 2014, in your next amendment.

Response: Pursuant to your comment, attached hereto as Schedule I is a glossary of technical terms that we are including in the Amendment.

Business, page 3

General

2.	Please revise to describe your transition from coal-to-liquid efforts to your current business plan to developing a gas-to-liquid facility.

Response: Based on your comment, we revised our disclosure to further describe our transition to the gas-to-liquid facility. The financial markets have become very resistant to discussing and funding Coal to Liquids projects. We transitioned our primary focus to Gas to Liquids due to the likely enhanced cash flow, lower capital costs and the ability to attract financing.

On June 10, 2011, the Company's name was changed from Nuclear Solutions, Inc. to US Fuel Corporation, with a singular focus to design, build, own and operate facilities that produce synthetic fuels with the coal-to-liquid (“CTL”) process. In the fourth quarter of fiscal 2013, the Company recognized that the business model of producing synthetic fuels would be better accomplished with a model that leverages the abundance of natural gas to deliver superior fuel and chemical products to the market.

3.	We note that you reference FT liquids and ultra-low sulfur diesel (ULSD) throughout your filing. In response to prior comment 13 from our letter to you dated March 13, 2014, you also state that you can sell the final product from the Fischer Tropsch process at ULSD prices. Please revise your filing to identify your final product consistently, either as FT liquids or as ULSD, to the extent that your product meets the industry standards of ULSD.

Response: Our final product will be FT liquids, but we will sell them at ULSD products. Pursuant to your comment, we revised our disclosure to accurately refer to our final product as FT liquids or FT diesel.

Current Business Model and Operations, page 6

4.	We note you disclose at page 7 that you will compete for a share of the diesel fuel market. Please revise to distinguish diesel fuel that is produced from oil as opposed to gas.

Response: Pursuant to your comment, we revised our disclosure to distinguish diesel fuel produced from oil as opposed to gas.

5.	Please revise your filing to specify diesel fuel as your primary end product, as you indicate in response to prior comment 8.

Response: Pursuant to your comment, we revised our filing to specify diesel fuel as our primary end product.

6.	In response to prior comment 6, you emphasize that the unidentified existing pipelines and storage are “compatible with the method of distribution.” It is still not clear how you plan to transport your GTL diesel fuel. Your disclosure seems to suggest that you would transport via pipeline despite the different physical characteristics of such diesel from traditional diesel fuel. Please advise or revise.

Response: The FT diesel will likely be transported by truck to the local markets and no modifications to existing transportation, storage or dispensing equipment for traditional diesel fuel is required. We believe our current disclosure includes this information.

7.	Please incorporate your response to prior comment 6, in which you state that there are no small or large small gas-to-liquid facilities in the U.S. Also clarify your reference to “large small.”

Response: After reviewing our response to prior comment 6, we realize that the entire statement, " that there are no small or large small GTL facilities in the US" was in error and should be stricken; as noted, such disclosure was not included in the Form 10 because it is an erroneous statement. We respectfully believe that the remainder of our prior response to comment 6 is accurately and properly disclosed in the Form 10.

Market Opportunity, page 8

8.	We note your response to prior comment 14 but we do not see the referenced chart on page 9. Please provide a legible chart in your next filing.

Response: After reviewing the Initial Form 10, it does seem that the chart was not included. Pursuant to your comment, we inserted the chart in the Amendment.

9.	On page 6, you indicate that you shifted away from coal-to-liquids to gas-to-liquids technology in the fourth quarter of 2013. However, the letter of support you provide in response to prior comment 15 references your efforts in developing diesel fuel from local coal, not natural gas. Please amend your disclosures to reflect this clarification, and also disclose whether you are still considering the two potential sites referenced in the letter.

Response: Since we made the decision to transition to a gas-to-liquids model, we have not yet settled on any particular location for our facilities. Based on our familiarity with Muhlenberg County, we may ultimately build our plant there, but we are focused on finding the most cost effective property for our plant, which may or may not be in Muhlenberg County or Kentucky. The criteria for plants not located at existing facilities, such as a refinery, is that the site should provide direct connection to interstate pipelines, allowing long term contracts with several providers and be close to a larger city. Accordingly, we revised our disclosure in the Amendment to make this more clear and removed references to building our first plant in Kentucky. Additionally, we removed any reference to the letter since it no longer seems necessary to our business.

Recent Sales of Unregistered Securities, page 20

10.	Please expand your disclosures to describe, or appropriate cross-reference, the terms of the original issue discount of $50,000 from the $100,000 secured convertible denture that you issued to 112359 Factor Fund LLC on December 13, 2013.

Response: Pursuant to your comment we included disclosure in Footnote 6 that the terms of the Note require us to pay $2 for each $1 of proceeds received and we also cross-referenced that footnote in Item 10.

Directors and Executive Officers, page 14

11.	We note your response and reissue prior comment 23. Please explain the principal business of Kentucky Fuel Associates, and refer to Item 401(e)(1) of Regulation S-K.

Response: Prior to dissolution, Kentucky Fuel Associates’ principle business was to support the coal industry in Kentucky with relation to development of CTL plants.

Report of Independent Registered Public Accounting Firm, page F-2

12.	Please file a report from your independent registered public accounting firm that indicates both the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Response: Pursuant to your comment, we are including a report from our independent registered public accounting firm that indicates both the city and state where issued.

Note 2 – Significant Accounting Policies, page F-7

Basis of presentation, page F-7

13.	Your response to comment 28 in our letter dated March 13, 2014 states “the Company became a development stage enterprise for financial statement reporting purposes effective January 2012.” As such, please modify your Consolidated Balance Sheets on page F-3 to comply with FASB ASC 915-210-45-1.

Response: Pursuant to your comment, we modified our Consolidated Balance Sheets on page F-3 to comply with FASB ASC 915-210-45-1.

Exhibits

14.	Please ensure that all material contracts you file as exhibits are complete. For example, we note that the agreement filed as Exhibits 10.8 appears to reference missing schedules. Please re-file such agreements to include all missing schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K. See also Instruction 2 to Item 601 of Regulation S-K.

Response: Pursuant to your comment, we reviewed the filed exhibits and believe they are complete. We note the schedules referenced in Exhibit 10.10 - the Security Agreement, but the parties signed and effected the transaction without exchanging any formal written schedules and therefore that exhibit was complete. We further note Exhibit D, a form of transfer agent instructions, referenced in Exhibit 10.11 - the Securities Purchase Agreement, but the parties signed and effected the transaction without such exhibit and one does not exist; the company shall prepare an instruction letter if and when needed that is acceptable to the Buyer.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Sincerely,
US Fuel Corporation

/s/ Harry Bagot
Harry Bagot
Chief Executive Officer

cc:	Louis E. Taubman, Esq.

Hunter Taubman Weiss LLP

130 w. 42nd Street, Suite 1050

New York, NY 10036

Schedule I

Glossary

BBL/day - barrel per day, one barrel contains 42 US gallons.

BTU – British Thermal Unit, a traditional unit of energy

CTL - coal-to-liquid, a process which produces syngas from coal and to produce FT liquids

EPC - Engineer Procure Construct; a form of construction agreement where the contractor designs the installation, procures the necessary materials and builds the project, either directly or by of the work. In some cases, the contractor carries the project risk for schedule as well as budget in return for a fixed price, called lump sum depending on the agreed scope of work.

FEED - Front End Engineering Design; The FEED is basic engineering which comes after the Conceptual design or Feasibility study. The FEED design focuses the technical requirements as well as rough investment cost for the project.

FT - Fischer–Tropsch a collection of chemical reactions that converts a mixture of carbon monoxide and hydrogen into liquid hydrocarbons

FT diesel – diesel fuel made by the Fischer–Tropsch process

FT liquids - a general term referring to all the products such as diesel, naptha, kerosene, waxes etc, that can be made with the Fischer–Tropsch process.

GTL - gas to liquid, a process which produces syngas from methane to produce FT liquids

HC - hydrocarbon

NOx – Nitrous Oxide a major criteria pollutants

NSOL - Nuclear Solutions, Inc.

PM - particulate matter, PM10 is 10 micron particulates

SOx - Sulfur Oxides, typically sulfur dioxide a major criteria pollutants

Syngas – synthesis gas, carbon monoxide and hydrogen

ULSD - ultra-low sulfur diesel